Exhibit 99
6/30/2009
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30
	2009	2008
	(Thousands of Dollars)
INCOME
Operating Revenues	$2,176,776	$2,304,533

Operating Expenses
Purchased Gas	1,093,988	1,161,504
Operation and Maintenance	417,834	416,548
Property, Franchise and Other Taxes	74,088	74,304
Depreciation, Depletion and Amortization	169,001	171,695
Impairment of Oil and Gas Producing Properties	182,811	—

	1,937,722	1,824,051

Operating Income	239,054	480,482

Other Income (Expense):
Income from Unconsolidated Subsidiaries	2,353	6,746
Other Income	8,853	5,890
Interest Income	6,817	6,808
Interest Expense on Long-Term Debt	(75,411)	(68,333)
Other Interest Expense	(4,674)	(5,361)

Income from Continuing Operations Before Income Taxes	176,992	426,232

Income Tax Expense	60,016	166,475

Income from Continuing Operations	116,976	259,757

Income from Discontinued Operations	—	123,395

Net Income Available for Common Stock	$116,976	$383,152

Earnings Per Common Share:
Basic
Income from Continuing Operations	$1.47	$3.13
Income from Discontinued Operations	—	1.49

Net Income Available for Common Stock	$1.47	$4.62

Diluted
Income from Continuing Operations	$1.44	$3.05
Income from Discontinued Operations	—	1.45

Net Income Available for Common Stock	$1.44	$4.50

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	79,805,689	82,969,977

Used in Diluted Calculation	80,994,294	85,150,920